SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 31 January 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Trading update
Nine months to 31 December 2018
BT Group plc
31 January 2019
BT Group plc (BT.L) today announced its trading update for the third quarter and nine months to 31 December 2018.
Key strategic developments:
●  Ten successive quarters of improvement in Group NPS1, up 5.3 points. Right First Time2 up 3.2%
●  Consumer launched the next version of its converged product BT Plus, guaranteeing wi-fi in every room
●  EE demonstrated its 5G capability in London and will roll out to the busiest parts of 16 UK cities in 2019
●  Openreach is currently deploying FTTP in 14 locations under its 'Fibre First' programme and has recently announced a further 11 locations, bringing the total to 25
●  Initiatives to transform our operating model are on track; restructuring programme removed c.800 roles in the quarter
●  Philip Jansen taking over as new Chief Executive from 1 February 2019
Operational:
●  Openreach passed c.1.7m premises with Gfast and c.900,000 with FTTP meaning over 2.6m total ultrafast premises passed
●  Consumer fixed ARPU up 5% to £39.6, with increased mix of SIM only reducing postpaid mobile ARPU by 0.9% to £21.4
●  Fixed churn at 1.4% returning to lower levels. Mobile churn was 1.3%
●  Revenue generating unit (RGU) KPI introduced at 2.37 products per household
Financial results for nine months to 31 December 2018:
●  Reported revenue of £17,558m down 1%. Underlying3 revenue down 0.9%4 as growth in our Consumer business was offset by regulated price reductions in Openreach and declines in our enterprise businesses
●  Adjusted3 EBITDA broadly flat4 at £5,553m mainly driven by revenue growth in our Consumer business and restructuring related cost savings, offset by the revenue decline in Openreach and Enterprise
●  Reported profit before tax of £2,094m up 20%. Adjusted3 profit before tax down 1%4 at £2,487m
●  Normalised free cash flow3 of £1,737m down 11% mainly driven by increased cash capital expenditure
●  Reported capital expenditure up £239m at £2,810m primarily due to increased investment in FTTP and the increase in BDUK grant funding deferral announced last quarter
●  Overall outlook reiterated notwithstanding significant market and regulatory pressures. We expect EBITDA to be around the top end of our guidance for FY 2018/19

Gavin Patterson, Chief Executive, commenting on the trading update, said
"We have continued to deliver consistently against our strategic objectives in a tough market, resulting in another sound quarter of operational and financial performance.
"In Consumer we launched the next version of our converged consumer offering, BT Plus with Complete Wi-Fi. Following successful trials in London we announced our plan to launch 5G in 16 UK cities in 2019. Openreach accelerated its FTTP commissioning and has now passed 890,000 premises. We are ready to expand our FTTP programme up to and beyond 10 million premises if the conditions are right.
"Our overall outlook for the full year remains unchanged, with EBITDA around the top end of our guidance for FY 2018/19. We continue to expect regulation, market dynamics, cost inflation and legacy product declines to impact in the short term before being more than offset by improved trading and cost transformation by our 2020/21 financial year.
"I am handing over the business with good momentum behind its ongoing transformation programme and wish my colleagues all the best for the future."

Nine months to 31 December 2018	2018	2017	2017	Change
	(IFRS 15)	(IFRS 15 pro forma)	(IAS 18)
	£m	£m	£m	%
Reported measures
Revenue	17,558		17,756	(1)
Profit before tax	2,094		1,744	20
Profit after tax	1,646		1,310	26
Capital Expenditure	2,810		2,571	9

Adjusted measures
Adjusted3 Revenue	17,606	17,835	17,779	(1)⁴
Change in underlying3 revenue				(0.9)4
Adjusted3 EBITDA	5,553	5,541	5,422	-4
Normalised free cash flow3	1,737	1,947	1,947	(11)
Net debt3	11,114	8,923	8,923	£2,191m

1 Group NPS measures Net Promoter Score in our retail business and Net Satisfaction in our wholesale business
2 Measured against Group-wide 'Right First Time' (RFT) index
3 See Glossary on page 5
4 Measured against IFRS 15 pro forma comparative period in the prior year

Overview of the nine months to 31 December 2018
CUSTOMER FACING UNIT UPDATES
	Adjusted1 revenue			Adjusted1 EBITDA
Third quarter to 31 December	2018	20172	Change	2018	20172	Change
	£m	£m	%	£m	£m	%
Consumer	2,785	2,680	4	643	558	15
Enterprise	1,555	1,654	(6)	501	512	(2)
Global Services	1,202	1,265	(5)	147	141	4
Openreach	1,256	1,379	(9)	603	747	(19)
Other	2	2	-	(16)	(22)	27
Intra-group eliminations	(818)	(915)	11	-	-	-
Total	5,982	6,065	(1)	1,878	1,936	(3)

	Adjusted1 revenue			Adjusted1 EBITDA
Nine months to 31 December	2018	20172	Change	2018	20172	Change
	£m	£m	%	£m	£m	%
Consumer	8,057	7,807	3	1,864	1,689	10
Enterprise	4,728	4,974	(5)	1,486	1,525	(3)
Global Services	3,534	3,776	(6)	355	295	20
Openreach	3,804	3,965	(4)	1,828	2,044	(11)
Other	4	8	(50)	20	(12)	n/m
Intra-group eliminations	(2,521)	(2,695)	6	-	-	-
Total	17,606	17,835	(1)	5,553	5,541	-

Consumer
Revenue growth was driven by BT's September 2018 price increase and the continued increase in handset costs for customers, partially offset by solus voice reductions. EBITDA growth was driven by the price increase for BT customers and a one-off accounting charge, on a pro forma basis in the prior year, due to a change in contract terms of Openreach FTTC connections. To improve pricing clarity for our customers, we recently announced a move to annual CPI increases for our BT fixed and mobile products starting in 2020, with no price rises for those products in 2019. While our mobile market share is broadly flat, trends in the high-end smartphone market continue to be challenging. We are seeing aggressive broadband price competition. In addition, we will be impacted through the next year by a number of headwinds, in particular from regulation including increases in annual spectrum licence fees, mobile spend caps, international calls regulation and auto-compensation for fixed customers.

Enterprise
Revenue decline was mainly driven by the decline in the fixed voice market, where we are seeing a steeper than expected reduction in calls per fixed line, in part as usage moves to mobile and IP. We also saw continued declines in some of our other legacy products, for example private circuits, as well as lower equipment sales. These effects were partially offset by growth in networking and IP and good growth in messaging volumes in Ventures. However, as in the consumer market, the enterprise smartphone market continues to be challenging. EBITDA decline was driven by the lower revenue, partly offset by labour cost efficiencies and other cost transformation initiatives. Order intake for retail and wholesale declined on a rolling 12-month basis mainly reflecting a large contract in the prior year.

Global Services
Revenue decline was mainly driven by our strategic decision to reduce low margin business. While the impact of divestments did not have a significant impact in the quarter, it will have a greater impact going forwards. EBITDA growth reflected lower operating costs including lower labour costs from our ongoing restructuring programme, partly offset by lower revenue. Order intake was down for the quarter and on a rolling 12-month basis reflecting a continued shift in buyer behaviour, including shorter contract lengths and increased usage-based terms. During the quarter we launched Cloud Connect for Google to provide organisations with simple, direct and fast access to Google Cloud Platform.

Openreach
Revenue decline was driven by around £180m of regulated price reductions on our FTTC and Ethernet products, the impact of the Openreach volume discount offer, and a decline in our physical line base amplified by the one-off accounting benefit, on a pro forma basis in the prior year, due to a change in contract terms of our FTTC connections. EBITDA decline reflected lower revenue, higher costs from recruitment and training of engineers to support our Fibre First programme and to deliver improved customer service, pay inflation and increased business rates, partly offset by efficiency savings. The Openreach volume discount offer continues to deliver strong upgrade volumes with 680,000 fibre broadband net additions during the quarter. We also had a strong quarter for Ethernet, with over 19,000 circuits ordered.

1  See Glossary on page 5
2  Measured against IFRS 15 pro forma comparative period in the prior year
n/m = not meaningful
FINANCIALS FOR NINE MONTHS TO 31 DECEMBER 2018

Revenue and EBITDA

Reported revenue was £17,558m, down 1%, as growth in our Consumer business was more than offset by regulated price reductions in Openreach and declines in our enterprise businesses. The biggest contributor to enterprise revenue decline was Global Services whose adjusted1 revenue declined 6%2 due to a reduction in IP exchange volumes in line with our strategy to reduce low margin business.

Adjusted1 EBITDA of £5,553m was broadly flat2 mainly driven by revenue growth in our Consumer business and restructuring related cost savings, offset by revenue declines in Openreach and Enterprise. Reported profit before tax was up 20% at £2,094m, primarily driven by lower specific item costs including the settlement of EE acquisition warranty claims in the prior year and the release of provisions relating to settlement of various matters in our Italian business in the current quarter, partly offset by higher restructuring costs in the current year. Adjusted1 profit before tax was down 1%2 at £2,487m.

Tax

The effective tax rate was 21.4% on reported profit and 20.4% on profit before specific items, based on our current estimated full year effective tax rate.

Capital expenditure

Capital expenditure for the nine months to 31 December 2018 was £2,810m (2017/18: £2,571m) including network investment of £1,514m, up 17% due to increased investment in FTTP and the increase in our base-case assumption for customer take-up under the Broadband Deliver UK (BDUK) programme announced last quarter, partly offset by lower mobile investment as the Emergency Services Network (ESN) passed the peak deployment phase. Other capital expenditure components were up 2% with £683m spent on customer driven investments, £494m on systems and IT, and £119m spent on non-network infrastructure. Excluding the effect of the increase in our BDUK base-case assumption, capital expenditure was £2,641m.

Normalised free cash flow

Normalised free cash flow1 was down 11% at £1,737m mainly driven by increased cash capital expenditure.

Net debt and liquidity

Net debt1 was £11,114m at 31 December 2018, £781m lower than at 30 September 2018 (£11,895m), primarily reflecting £763m of free cash inflows. In December 2018 £1.1bn term debt was issued, via two tranches of USD bonds, for general corporate purposes with maturities ranging from 2023 to 2028.

Pensions

The IAS 19 net pension position at 31 December 2018 was an estimated deficit of £5.0bn net of tax (£6.0bn gross of tax), compared with our reported position at 30 September 2018 of £4.5bn net of tax (£5.3bn gross of tax). The increase in the net deficit of £0.5bn since 30 September 2018 mainly reflects a fall in the real discount rate and a fall in assets.

In its judgment handed down on 19 January 2018 the High Court decided that it is currently not possible to change the index used to calculate pension increases for Section C members of the BTPS. We appealed that decision and on 4 December 2018 the Court of Appeal handed down its judgment which upheld the High Court's decision.

In November 2018, the High Court ruled against BT in the Judicial Review proceedings in relation to a decision by HM Treasury concerning public sector pension increases. We are seeking permission to appeal both judgments.

In October, a High Court judgment involving the Lloyds Banking Group's defined benefit pension schemes was handed down, resulting in most UK defined benefit schemes having to recognise additional liability to equalise benefits between men and women due to guaranteed minimum pension (GMP). At the half year we disclosed an estimated impact of hundreds of millions, which we now estimate to be around £100m. We aim to conclude on the financial impact in Q4.

1 See Glossary on page 5
2 Measured against IFRS 15 pro forma comparative period in the prior year

OTHER DEVELOPMENTS

Regulation

Business Connectivity Market Review (BCMR)

In November, Ofcom launched a consultation on its review of the business connectivity market setting out proposals for regulation during the period April 2019 to March 2021. We responded to the consultation on 18 January 2019 and Ofcom expects to publish its final conclusions in Spring 2019.

Physical Infrastructure Market Review (PIMR)

In November, Ofcom launched its Physical Infrastructure Market Review consultation. Ofcom defines four distinct geographic markets in respect of which BT is found to have significant market power. Ofcom proposed to introduce unrestricted access to duct and poles across all four markets from Spring 2019, with a cap on rental pricing at the levels already notified by Openreach to come into force from April 2019. We submitted our response to these proposals in January 2019.

Geographic market consultation

In December, Ofcom set out its initial views on how to define geographic markets from April 2021, when carrying out the next review of wholesale telecoms networks. Ofcom intends to take a flexible approach to regulation, reflecting how many different competing fibre companies are present in a particular geographic area. The consultation ends on 26 February 2019 and Ofcom will publish an initial consultation on remedies in Spring 2019.

Early Termination Charges investigation

In November, EE were fined £6.3m in response to Ofcom's investigation into charges for early termination. EE agreed with Ofcom to conduct a review of its processes and controls to help avoid future incidents by end of March 2019.

Consumer engagement

In December, Ofcom published a consultation on end-of-contract and annual best tariff notifications, and proposed scope for a review of pricing practices in fixed broadband. Ofcom's deadline to submit responses is 1 February 2019.

Competition and Markets Authority (CMA) super-complaint

In December, the CMA responded to a super-complaint by Citizens Advice, which raised concerns about long term customers overpaying for key services in five markets including mobile and broadband. The CMA will provide an update on progress to the newly established joint government-regulator Consumer Forum in six months.

Spectrum

In December, Ofcom launched its consultation on the auction structure for 700MHz and 3.6-3.8GHz spectrum. Ofcom proposed to award national licences for spectrum in these bands with discounts on auction prices for any two bidders committing to substantial coverage obligations. Ofcom also proposed a cap of 416 MHz (37% of the total) on the cumulative spectrum for mobile services held by any winner in the auction. The consultation will end on 12 March 2019 and Ofcom aims to conclude the auction by Spring 2020.

Ofcom also launched its consultation on proposals to make spectrum available in a range of spectrum bands on a shared basis to support deployment of local networks, as well as help to improve the quality of coverage in poorly served areas. The consultation ends on 12 March 2019 and Ofcom intends to publish a statement in the first half of 2019 to confirm its proposals. Ofcom intends to make new licences available in the second half of 2019 and, in addition, subject to the outcome of the consultation, it will implement the licence variation process for existing concurrent spectrum access licensees in the 1800MHz shared spectrum as soon as practical.

Spectrum annual licence fees

In December, Ofcom issued its decision on Annual License Fees that mobile operators will pay for 900MHz and 1800MHz. These fee increases will take effect from 31 January 2019 and in BT's case are approximately 11% lower than the levels Ofcom had proposed in its June 2018 consultation paper. BT is continuing to seek, through ongoing legal proceedings, repayment of overpaid fees that were charged during the period 2015-2017 under the previous 2015 fees regulations that were quashed by the Court of Appeal in 2017. The Court hearing is set for end of April 2019.

Broadband Universal Service Obligation (USO)

We responded to Ofcom's initial consultation indicating that BT is willing to be designated as a Universal Service Provider (USP), subject to various dependencies. Ofcom issued a further consultation in December identifying BT and KCOM as USPs, and consulting on the specific USO conditions. We are considering our position based on the consultation and will respond by 13 February 2019.
Contingent liabilities

There have been no material updates relating to the Legal Proceedings as disclosed in the Annual Report & Form 20-F 2018 and our half year results to 30 September 2018.

Phones 4U

Since 2015 the administrators of Phones 4U Limited have made allegations that EE and other mobile network operators colluded to procure Phones 4U's insolvency. During the quarter proceedings were issued by the administrators. We continue to dispute these allegations vigorously.

Brexit

There continues to be significant uncertainty regarding the UK's vote to leave the European Union. We have plans in place to ensure that we're prepared for the final outcome of negotiations between the UK and the EU, including the possibility of a no deal Brexit. Our contingency planning is focussed on ensuring we can continue to provide uninterrupted service to our customers, including sufficient inventory to protect against potential import delays. We are also making the necessary changes to our contracts and processes so that we will continue to be able to transfer customer data to and from the EU. A disorderly exit could have a damaging impact on consumer and business confidence. It is too early to estimate the size of any potential impact.

 Glossary of alternative performance measures

Adjusted	Before specific items
EBITDA	Earnings before interest, tax, depreciation and amortisation
Adjusted EBITDA	EBITDA before specific items, share of post-tax profits/losses of associates and joint ventures and net non-interest related finance expense
Free cash flow	Net cash inflow from operating activities after capital expenditure
Capital expenditure	Additions to property, plant and equipment and software in the period less proceeds from disposals
Normalised free cash flow	Free cash flow after net interest paid, before pension deficit payments (including the cash tax benefit of pension deficit payments) and specific items
Net debt
Loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged. Fair value adjustments and accrued interest applied to reflect the effective interest method are removed.

Specific items	Items that in management's judgement need to be disclosed separately by virtue of their size, nature or incidence.
Underlying	Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals. Further information is provided in note 1 on page 6.

We assess the performance of the group using a variety of alternative performance measures. The rationale for using adjusted measures is explained in note 1 on page 6. Results on an adjusted basis are presented before specific items.

Enquiries

Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

We will hold a conference call for analysts and investors in London at 9am today and a simultaneous webcast will be available at www.bt.com/results

We are scheduled to announce the full year results for 2018/19 on 9 May 2019.

Forward-looking statements - caution advised

Certain statements in this trading update are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: our outlook for 2018/19 including revenue, EBITDA and free cash flow; our roll out of FTTP; and launch of 5G.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT whether as a result of the uncertainties arising from the UK's exit from the EU or otherwise; future regulatory and legal actions, decisions, consultations licence fees and market reviews, outcomes of appeal and conditions or requirements in BT's operating areas, including the outcome of Ofcom's Business Connectivity Market Review (BCMR), Physical Infrastructure Market Review (PIMR), spectrum auctions, broadband USO and other consultations; as well as competition from others; selection by BT and its customer facing units of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs, or impact on customer service; developments in the convergence of technologies; external threats to cyber security, data or resilience; political and geo-political risks; the anticipated benefits and advantages of new technologies, products and services not being realised; the timing of entry and profitability of BT in certain markets; significant changes in market shares for BT and its principal products and services; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; disruption to our technology supply chain; the anticipated benefits and synergies of the transformation of our operating model, integration, restructuring and cost transformation not being delivered; the outcome of BT's broader review of financial processes, systems and controls across the Group; and general financial market conditions affecting BT's performance and ability to raise finance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Notes

1)    Our commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items. The directors believe that presentation of the group's results in this way is relevant to an understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. This is consistent with the way that financial performance is measured by management and reported to the Board and the Executive Committee and assists in providing a meaningful analysis of the trading results of the group. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Reported revenue, reported operating costs, reported operating profit and reported profit before tax are the equivalent unadjusted or statutory measures.

2)    Trends in underlying revenue are non-GAAP measures which seek to reflect the underlying performance of the group that will contribute to long-term sustainable growth. As such this excludes the impact of acquisitions or disposals, foreign exchange movements and specific items.

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services. BT consists of four customer-facing units: Consumer, Enterprise, Global Services and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 31 January 2019